INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

March 30, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the GaveKal KL Asset Allocation Fund (formerly, GaveKal Knowledge Leaders Fund)

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 10, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to the GaveKal KL Asset Allocation Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 621 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund
1.	Pursuant to Instruction 3(c)(iii) to Item 3 of Form N-1A, the Fund may list up to three subcaptions that identify the largest expenses or expenses comprising “Other Expenses.” The Fund’s shareholder service fee line item is less than one basis point and is not one of the largest three expenses; therefore the shareholder service fee line item should be deleted from the Fees and Expenses table.

Response:  The Registrant has removed “shareholder service fee” line item.

2.	Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in the first footnote to the Fees and Expenses table.

Response:  The Registrant has included a copy of the Operating Expense Limitation Agreement with the Fund’s investment advisor as an Exhibit to the Amendment.

3.	Pursuant to Instruction 3(e) to Item 3 of Form N-1A, please delete the fee waiver disclosure in the first footnote since the Fund is no longer waiving fees.

Response:  The Registrant believes the footnote referring to the Fund’s expense cap is necessary to explain the references in the fee table to the recoupment of fees waived and/or expenses reimbursed, and respectfully declines to delete the references to the fee waiver in the footnote.

Principal Investment Strategies
4.	The Staff views “knowledge leaders” as an investment type and therefore requires the Fund to adopt an 80% investment policy with respect to “knowledge leaders” to comply with Rule 35d-1.

Response:  The Registrant has changed the Fund’s name to the “GaveKal KL Allocation Fund.”  The Registrant believes that the new name does not require the Fund to adopt an 80% investment policy under Rule 35d-1.

5.	The second paragraph states, “The Fund’s advisor considers Knowledge Leaders to be companies that have deep reservoirs of intangible capital and have built competitive advantages such as a strong brand, proprietary knowledge, intellectual property or a unique distribution mechanism.” The Staff views “intangible capital” to be broader, which could include additional companies outside the focus of “knowledge leaders” companies. For purposes of defining and calculating an 80% investment policy, the term “intangible capital” should be refined.

Response:  As stated above in response to comment number 4, the Registrant believes that the Fund’s new name does not require the Fund to adopt an 80% investment policy under Rule 35d-1.  In addition, the Advisor’s definition of “Knowledge Leaders” has been replaced with the following:

The Advisor considers knowledge leaders to be companies that have demonstrated histories of successfully employing their research and development and have built competitive advantages using their own firm-specific resources such as proprietary knowledge, intellectual property or a unique distribution mechanism.

6.	The first paragraph states that the Fund invests in “fixed income securities.” Disclose the maturity and credit quality ranges of the fixed income securities in which the Fund will invest.

Response:  The Registrant has added the following disclosure to the “Principal Investment Strategies” section to clarify that the Fund may invest in U.S. Government securities and other fixed income securities of any maturity and credit quality including high yield securities, commonly referred to as “junk bonds”.  Consequently, the Registrant has also added “High Yield (‘Junk’) Bond Risk” to the “Principal Risks of Investing” section.

7.	The third paragraph states that the Fund may invest in stock of companies in one or a few countries or regions. If there are certain countries or regions in which the Fund significantly invests, please disclose the risks exposures associated with these countries/regions.

Response:  The Registrant has added risk disclosures with respect to “Geographic Concentration Risk,” “Geographic Risk Related to Europe,” “Geographic Risk Related to the Pacific Rim,” and “Geographic Risk Related to Asia” to the “Principal Risks of Investing” section.

8.	Given that the Fund intends to invest in ETFs, consider if a separate line item is needed in the Fees and Expenses table for estimated acquired fund fees and expenses.

Response:  It is currently estimated that the Fund will pay annual acquired fund fees and expenses of 0.03% of its average net assets for the current fiscal year. The Registrant has added a line item for estimated acquired fund fees and expenses into the Fees and Expenses of the Fund table.

9.	The fourth paragraph states that the Fund may invest in alternative ETFs. Clarify what is meant by alternative ETFs and consider including additional risk disclosure such as derivative risk or inverse ETF risk to the principal risks.

Response:  The Fund may invest in ETFs that invest in derivative investments as a principal investment strategy and inverse ETFs as a non-principal investment strategy.  The Registrant has added risk disclosure with respect to investment in derivatives to the “Principal Risks of Investing” section. Additionally, the Registrant has added disclosure of the risks related to investment in inverse ETFs to the Fund’s Statement of Additional Information.

10.	Given that the Fund intends to invest in mortgage-related fixed income securities, consider adding a mortgage-backed securities risk.

Response:  The Registrant notes that, although the Fund only intends to obtain exposure to mortgage-backed securities through the Fund’s investments in fixed income ETFs, the Registrant has added risk disclosure with respect to mortgage-backed and asset-backed securities to the “Principal Risks of Investing” section.

Performance
11.	In the discussion of the performance, briefly describe the previous investment strategies of the Fund.

Response: The Registrant has added the following sentence in the “Performance” section:

“The Fund’s previous principal investment strategies focused on equity securities of knowledge leader companies and did not employ an asset allocation strategy.”

12.	The Fund is using global indices (i.e., MSCI All Country World Index) as the Fund’s primary benchmark. Please confirm in your response letter why this index is appropriate.

Response:  As noted in the “Principal Investment Strategies” section the Fund will focus its equity investments on equity securities of U.S. and foreign companies with market capitalizations of over $1 billion that the Advisor believes to be knowledge leader companies. In selecting the Fund’s equity investments the Advisor begins with companies included in the MSCI All Country World Index.  Therefore, the Registrant believes using the MSCI All Country World Index as the Fund’s primary benchmark is appropriate.

13.	The Prospectus includes the Barclays U.S. Treasury Bond Index as a secondary benchmark. Clarify in the response letter why this index is appropriate.

Response:  The Registrant believes that the Barclays U.S. Treasury Bond Index is an appropriate index because the Index is a broad based index that covers a broad spectrum of maturities, and the Fund’s asset allocation range for fixed income securities and fixed income ETFs is between 10% - 90%.

Portfolio Manager
14.	In the discussions of the portfolio manager under the “Summary Section” and “Management of the Fund” sections, please add that the portfolio manager is “primarily” responsible for the day-to-day management of the Fund’s portfolio.

Response:  The requested disclosure has been added.

Financial Highlights
15.	Pursuant to Item 13 of Form N-1A, please include the periods of the Fund’s operation which were audited by the Fund’s independent registered public accounting firm.

Response:  The Registrant has added the following.

The financial information for the period September 30, 2010 (commencement of operation) through August 31, 2014 has been audited by Tait, Weller & Baker LLP, an independent registered public accounting firm.

STATEMENT OF ADDITIONAL INFORMATION

Distribution Agreement (page B-37)
16.	Pursuant to Item 25(a)(3) of Form N-1A, please disclose the aggregate dollar amount of underwriting commissions for the Fund’s last three fiscal years.

Response:   The Fund is a no-load Fund (i.e., it does not charge any sales commissions). Therefore, the Registrant believes Item 25(a)(3) is not applicable.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ RITA DAM
Rita Dam
Investment Managers Series Trust

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